Exhibit 99.1

CONSOLIDATED
BALANCE
SHEETS

($CDN thousands) unaudited	June 30, 2007	December 31, 2006
ASSETS
Current Assets
Accounts receivable	$233,591	$261,498
Prepaid expenses and deposits	32,588	34,647
Financial derivative asset (Note 11)	27,841	–
	294,020	296,145
Property, plant and equipment, net of amortization (Note 5)	4,447,624	4,597,654
Goodwill (Note 3)	922,024	922,024
Deferred financing charges, net of amortization	–	8,996
Financial derivative asset (Note 11)	452	6,157
Total assets	$5,664,120	$5,830,976
LIABILITIES AND UNITHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$245,226	$260,206
Income taxes payable	11,632	10,979
Distributions payable	43,231	51,933
Convertible debentures (Note 6)	1,309	1,697
Financial derivative liability (Note 11)	21,730	1,124
	323,128	325,939
Bank debt	1,342,738	1,289,678
Convertible debentures, net of deferred transaction costs (Note 6)	250,550	258,959
Other long-term liabilities (Note 9)	7,621	7,272
Financial derivative liability (Note 11)	44	–
Future income taxes (Note 14)	577,894	250,339
Asset retirement obligations (Note 7)	194,042	191,874
	2,696,017	2,324,061
Commitments and guarantees (Note 13)
UNITHOLDERS’ EQUITY
Capital (Note 8)	4,253,140	4,224,470
Convertible debentures (Note 6)	6,584	6,584
Deficit (Note 10)	(1,291,621)	(724,139)
	2,968,103	3,506,915
Total liabilities and unitholders’ equity	$5,664,120	$5,830,976

See accompanying notes to consolidated financial statements.

CONSOLIDATED
STATEMENTS OF EARNINGS,
COMPREHENSIVE INCOME
AND DEFICIT

	Three Months Ended June 30		Six Months Ended June 30
($CDN thousands except per unit amounts) unaudited	2007	2006	2007	2006
REVENUE
Petroleum and natural gas sales	$372,385	$341,205	$738,594	$691,551
Royalty expense	(67,506)	(65,095)	(134,289)	(132,219)
	304,879	276,110	604,305	559,332
EXPENSES
Operating	73,551	57,837	142,603	114,447
Transportation	4,749	4,292	11,907	8,736
General and administrative	16,535	21,364	28,505	35,163
Interest on bank debt	15,824	11,103	31,713	20,289
Interest on convertible debentures	4,523	1,456	9,421	2,116
Depletion, depreciation and amortization	175,784	149,972	352,224	300,490
Accretion of asset retirement obligations (Note 7)	3,876	2,457	7,739	4,908
(Gain) loss on financial derivatives (Note 11)	(47,473)	3,274	(5,768)	6,369
	247,369	251,755	578,344	492,518
Earnings before taxes	57,510	24,355	25,961	66,814
Current income taxes (recovery)	559	(284)	2,447	(272)
Capital taxes	2,426	1,340	4,627	4,054
Future income tax expense (recovery) (Note 14)	356,323	(59,576)	327,555	(79,038)
NET (LOSS) EARNINGS AND COMPREHENSIVE (LOSS) INCOME	(301,798)	82,875	(308,668)	142,070
Deficit, beginning of period	(860,197)	(443,151)	(724,139)	(363,712)
Distributions declared	(129,626)	(139,567)	(258,814)	(278,201)
Deficit, end of period	$(1,291,621)	$(499,843)	$(1,291,621)	$(499,843)
Net (loss) earnings per unit (Note 12)
Basic	$(1.33)	$0.41	$(1.36)	$0.71
Diluted	$(1.33)	$0.40	$(1.36)	$0.69
Weighted average units outstanding (Note 12)
Basic	227,352	201,998	226,912	201,370
Diluted	227,352	207,142	226,912	206,894

See accompanying notes to consolidated financial statements.

CONSOLIDATED
STATEMENTS
OF CASH FLOWS

	Three Months Ended June 30		Six Months Ended June 30
($CDN thousands) unaudited	2007	2006	2007	2006
OPERATING ACTIVITIES
Net (loss) earnings	$(301,798)	$82,875	$(308,668)	$142,070
Adjustments for:
Unit-based compensation	4,594	11,697	4,441	18,670
Depletion, depreciation and amortization	175,784	149,972	352,224	300,490
Accretion of asset retirement obligations	3,876	2,457	7,739	4,908
Unrealized (gain) loss on financial derivatives	(46,898)	(2,372)	(1,482)	(7,306)
Future income tax expense (recovery)	356,323	(59,576)	327,555	(79,038)
Accretion of deferred transaction costs	163	–	603	–
Asset retirement costs incurred	(3,677)	(2,468)	(7,064)	(5,924)
Changes in non-cash operating working capital	3,282	33,021	7,770	(50,752)
	191,649	215,606	383,118	323,118
FINANCING ACTIVITIES
Proceeds from (repayment of) bank debt	(5,972)	59,975	53,061	150,523
Proceeds from issuance of units, net of issue costs	10,076	12,011	21,378	16,350
Distributions to unitholders	(129,626)	(139,236)	(258,814)	(272,115)
	(125,522)	(67,250)	(184,375)	(105,242)
INVESTING ACTIVITIES
Acquisition of petroleum and natural gas properties	(917)	(23,869)	(1,836)	(23,869)
Disposition of petroleum and natural gas properties	46,470	–	49,427	–
Corporate acquisitions, net of cash	–	(36,000)	–	(36,000)
Capital expenditures	(111,680)	(88,487)	(246,334)	(158,007)
	(66,127)	(148,356)	(198,743)	(217,876)
Cash beginning and end of period	$–	$–	$–	$–
The Trust paid the following cash amounts:
Interest paid	$22,289	$13,453	$45,019	$26,895
Income and capital taxes paid	$5,509	$4,029	$12,911	$10,475

See accompanying notes to consolidated financial statements.

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts, except per unit amounts, expressed in $CDN thousands, unaudited)

1. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements include the accounts of Canetic Resources Trust and its direct and indirect wholly owned subsidiaries and partnerships (collectively, “Canetic” or the “Trust”).  Except as discussed in Note 2 below, the interim consolidated financial statements have been prepared by management following the same accounting policies and methods that were used in and disclosed in the audited annual financial statements for Canetic for the year ended December 31, 2006.  Certain information and footnote disclosure normally included in the audited annual consolidated financial statements has been condensed or omitted.  These interim financial statements should be read in conjunction with the Canetic 2006 audited annual financial statements.

2. CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Trust adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement”, Section 3861 “Financial Instruments – Disclosure and Presentation”, and Section 3865 “Hedges”.  As required by the new standards, prior periods have not been restated.  The adoption of these standards has had no material impact on the Trust’s net earnings or cash flows.  The effects of the implementation of the new standards are discussed below.

Comprehensive Income

The Trust does not have any items to be accounted as components of other comprehensive income (“OCI”) and as a result comprehensive income equals net (loss) earnings.

Financial Instruments

The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives.  All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions.  Measurement in subsequent periods depends on whether the financial instrument has been classified as “held-for-trading”, “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “other financial liabilities” as defined by the standard.

Financial assets and financial liabilities “held-for-trading” are measured at fair value with changes in those fair values recognized in net earnings.  Financial assets “available-for-sale” are measured at fair value, with changes in those fair values recognized in OCI.  Financial assets “held-to-maturity”, “loans and receivables”, and “other financial liabilities” are measured at amortized cost using the effective interest method of amortization.  All derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal purchase, sale or usage exemption.  All changes in their fair value are recorded in earnings unless hedge accounting is applied in which case changes in fair value related to the effective portion of cash flow hedges is recognized in OCI.

As a result of the adoption of these new standards, the Trust has classified its accounts receivable as “loans and receivables”.  Deposits have been classified as “held-to-maturity”.  Accounts payable and accrued liabilities, distributions payable, bank debt, and convertible debentures have been classified as “other financial liabilities”.  Changes in fair values of derivatives and embedded derivatives are recognized in earnings as the Trust has maintained its policy not to use hedge accounting.

Transaction costs are netted against the carrying value of the asset or liability to which it relates and are then amortized over the expected life of the instrument using the effective interest method.  On adoption of Section 3855 “Financial Instruments – Recognition and Measurement”, the Trust netted its remaining deferred financing charges against convertible debentures.

The Trust, also adopted Section 1506 – Accounting Changes the only impact of which is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective.  This is the case with Section 3862 – “Financial Instruments - Disclosures”, Section 3863 “Financial Instruments - Presentation” and section 1535 “Capital Disclosures” which are required to be adopted for fiscal years beginning on or after October 1, 2007.  The Trust will adopt these standards on January 1, 2008 and it is expected the only effect on the Trust for adopting Sections 3862 and 3863 will be incremental disclosures regarding the significance of financial instruments for the entity's financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.  The effect on the Trust for adopting Section 1535 will be increased disclosure surrounding its objectives, policies and processes for managing capital.

3. STARPOINT ARRANGEMENT

Acclaim Energy Trust (“Acclaim”) and StarPoint Energy Trust (“StarPoint”) merged on January 5, 2006 pursuant to a Plan of Arrangement (“Arrangement”), which resulted in the creation of Canetic.  Each Acclaim unitholder received 0.8333 of a Canetic trust unit for each trust unit they owned and each StarPoint unitholder received one Canetic trust unit for each trust unit they owned.  Unitholders in both Acclaim and StarPoint also received common shares and warrants in a new publicly-listed junior exploration company, TriStar Oil & Gas Ltd. (“TriStar”), which was formed with assets from both Acclaim and StarPoint.  Each Acclaim unitholder received 0.0833 of a TriStar common share for each trust unit they owned and each StarPoint unitholder received 0.1000 of a TriStar common share for each trust unit they owned.  In addition, each Acclaim unitholder received 0.0175 of a TriStar warrant for each trust unit they owned and each StarPoint unitholder received 0.0210 of a TriStar warrant for each trust unit they owned.

The merger was accounted for as an acquisition of StarPoint by Acclaim using the purchase method of accounting.

($000s)
Current assets	124,803
Property, plant and equipment	2,511,746
Goodwill	834,070
Accounts payable and accrued liabilities	(144,777)
Distributions payable	(22,662)
Long-term debt	(434,123)
Financial derivative liability	(57,785)
Convertible debentures – liability	(53,199)
Convertible debentures – equity	(8,691)
Future income taxes	(96,476)
Asset retirement obligations	(54,343)
2,598,563
Consideration was comprised of:
Issuance of 106,242,000 units of Canetic	2,562,563
Transaction costs	36,000
2,598,563

4. SAMSON ACQUISITION

On August 31, 2006, Canetic completed the share acquisition of a private oil and gas company (“Samson”) for total consideration of $955.1 million.

The transaction was financed with bank debt and a $690.0 million bought deal financing which was completed on August 24, 2006.  Under the bought deal financing, Canetic issued 20,769,000 units at a price of $22.15 per unit and $230.0 million principal amount of convertible extendible unsecured subordinated debentures.

The acquisition was accounted for using the purchase method of accounting as follows:

($000s)
Cash	57,635
Current assets	76,803
Property, plant and equipment	942,864
Accounts payable and accrued liabilities	(60,035)
Income taxes payable	(43,946)
Asset retirement obligations	(18,228)
955,093
Consideration was comprised of:
Cash	951,314
Transaction costs	3,779
955,093

5. PROPERTY, PLANT AND EQUIPMENT

($000s)	June 30, 2007	December 31, 2006
Property, plant and equipment, at cost	6,081,717	5,879,523
Accumulated depletion and depreciation	(1,634,093)	(1,281,869)
	4,447,624	4,597,654

Costs relating to unproved properties of $295 million were excluded from costs subject to depletion and depreciation.

6. CONVERTIBLE DEBENTURES

During the year, $388,000 of 11% debentures were converted which resulted in the issuance of 35,000 trust units and $17,000 of 8% debentures were converted which resulted in the issuance of 1,000 trust units.

($000s)	9.4%	6.5%	8%	11%	6.5%
	(CNE.DB.A)	(CNE.DB.B)	(CNE.DB.C)	(CNE.DB.D)	(CNE.DB.E)	Total
Balance, December 31, 2006	5,622	17,821	8,046	1,697	227,470	260,656
Converted to units	–	–	(17)	(388)	–	(405)
Deferred transaction costs	–	–	(268)	(42)	(8,082)	(8,392)
Balance, June 30, 2007	5,622	17,821	7,761	1,267	219,388	251,859

(000s)	9.4%	6.5%	8%	11%	6.5%
Units Issuable Upon Conversion	(CNE.DB.A)	(CNE.DB.B)	(CNE.DB.C)	(CNE.DB.D)	(CNE.DB.E)	Total
Balance, December 31, 2006	351	940	517	152	8,663	10,623
Converted to units	–	–	(1)	(35)	–	(36)
Balance, June 30, 2007	351	940	516	117	8,663	10,587

7. ASSET RETIREMENT OBLIGATIONS

Total future asset retirement obligations were estimated by management based on the Trust’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods.  The Trust has estimated the net present value of its total asset retirement obligations to be $194.0 million (December 31, 2006 - $191.9 million) based on a total future liability of $608.0 million (December 31, 2006 - $603.3 million).  The costs are expected to be incurred over an average period of 15 years.  The estimated liability has been computed using an inflation rate of 2.0 percent and discounted using a credit adjusted risk free rate of 8 percent.

The following table reconciles Canetic’s asset retirement obligations:

Asset Retirement Obligation($000s)	Six months Ended June 30, 2007	Year Ended December 31, 2006
Balance, beginning of period	191,874	68,235
Acquisition of StarPoint (Note 3)	–	54,343
Acquisition of Samson (Note 4)	–	18,228
Additions	1,493	3,117
Change in estimate	–	53,418
Settlement of liabilities during period	(7,064)	(16,877)
Accretion expense	7,739	11,410
Balance, end of period	194,042	191,874

8. CAPITAL

Authorized capital of the Trust is comprised of an unlimited number of units and an unlimited number of special voting units.  There are no special voting units outstanding.  Each unitholder can request redemption of trust units at a price calculated as the lesser of 90 percent of the market price during the 10 days after the date units are tendered and the closing market price on the date units are tendered.  Cash payments for units tendered are limited to $100,000 per month.  The Trust may issue notes for redemption in excess of cash payments.

	Six Months Ended June 30, 2007		Year Ended December 31, 2006
a) Trust Units	Units (000s)	Amount ($000s)	Units (000s)	Amount ($000s)
Balance, beginning of period	225,796	4,224,470	91,583	1,087,459
Issued:
Bought deal financing, net of costs	–	–	20,769	437,001
Employee Unit Savings Plan	232	3,623	274	6,184
Distribution reinvestment plan	1,469	21,379	2,470	44,825
Issued pursuant to Arrangement	–	–	106,242	2,562,563
Properties contributed to TriStar	–	–	–	(5,000)
Conversion of debentures	36	405	2,042	36,302
Conversion of debentures – equity portion	–	–	–	4,636
Conversion of exchangeable shares	–	–	358	3,804
Unit award incentive plan	217	3,263	2,058	46,696
Balance, end of period	227,750	4,253,140	225,796	4,224,470

b) Distribution Reinvestment Plan

Canadian unitholders may elect to reinvest their cash distributions into additional units of the Trust.  For the six months ended June 30, 2007, 1,469,000 units (2006 – 624,000 units) were issued with $21.4 million (2006 - $13.8 million) being credited to capital.

9. UNIT-BASED COMPENSATION PLAN

On December 19, 2005, the Board of Directors of Canetic approved a Restricted Trust Unit (“RTU”) and Performance Trust Unit (“PTU”) incentive plan (the “Plan”).  Under the terms of the Plan, both RTUs and PTUs may be granted to directors, officers, employees of, and consultants and service providers to the Trust or its subsidiaries.  The number of trust units issued pursuant to the Plan are adjusted for the value of the distributions from the time of the granting to the time when the trust units are issued.  PTUs are also adjusted based on the Trust’s performance relative to the performance of a group of comparable publicly traded oil and gas royalty trusts and other performance criteria determined by the Board of Directors.

The following table summarizes the activity for the RTUs and PTUs:

(000s)	Number of RTU's	Number of PTU's
Balance, December 31, 2005	804	493
Granted	1,035	2,021
Exercised	(804)	(927)
Forfeited	(119)	(201)
Balance, December 31, 2006	916	1,386
Granted	139	135
Exercised	(202)	(127)
Forfeited	(61)	(71)
Balance, June 30, 2007	792	1,323

Other long-term liabilities consist of the long-term portion of the Trust’s estimated liability for the Plan as at June 30, 2007.  The amount of $16.7 million is payable for the remainder of 2007 through 2010.  The current portion of $9.1 million is included in accounts payable and accrued liabilities.

Canetic paid $2.5 million in taxes related to the payment of RTUs and PTUs (2006 - Nil).

EMPLOYEE UNIT SAVINGS PLAN

The Trust has a savings plan whereby the employees can place up to 5 percent of their annual base salary and the Trust will match up to 10 percent of their annual base salary.  All amounts are then invested in units of the Trust by way of market purchases or issuances from Treasury.  During the six months ended June 30, 2007, 232,000 (2006 – 110,000) units were issued from Treasury under the Employee Unit Savings Plan with $3.6 million (2006 - $2.5 million) being credited to capital (Note 8).  The Trust matching portion is included in general and administrative expenses as a compensation expense to the employee.

10. DEFICIT

Deficit consists of accumulated earnings and accumulated distributions for the Trust since inception as follows:

($000s)	June 30, 2007	December 31, 2006
Accumulated earnings	76,302	384,970
Accumulated distributions	(1,367,923)	(1,109,109)
	(1,291,621)	(724,139)

The table below shows the cumulative distributions to unitholders:

Distributions on issued units(1)	$/Unit	Amount ($000s)
Year ended December 31, 2002	0.585	19,025
Year ended December 31, 2003	2.340	121,338
Year ended December 31, 2004	2.340	176,741
Year ended December 31, 2005	2.340	208,477
Year ended December 31, 2006	2.760	583,528
Three months ended March 31, 2007	0.570	129,188
Three months ended June 30, 2007	0.570	129,626
Accumulated distributions		1,367,923

(1) All disclosures of per unit amounts of Acclaim up to the merger on January 5, 2006 have been restated using the exchange ratio of 0.8333 of a Canetic unit for each Acclaim unit.

11. FINANCIAL INSTRUMENTS

The Trust’s financial instruments recognized on the consolidated balance sheets include accounts receivable, financial derivatives, current liabilities and bank debt.  The fair values of financial instruments other than bank debt approximates their carrying amounts due to the short-term nature of these instruments.  The carrying value of bank debt approximates its fair value due to floating interest terms.

The Trust is exposed to the commodity price fluctuations of crude oil and natural gas and to fluctuations in the Canada/US dollar exchange rate.  The Trust manages this risk by entering into various derivative financial instruments.

The Trust is exposed to credit risk due to the potential non-performance of counterparties to the above financial instruments.  The Trust mitigates this risk by dealing only with larger, well-established commodity marketing companies, Canadian chartered banks and major financial institutions which are part of our banking syndicate.

The Trust is exposed to interest rate risks as a result of its floating rate bank debt.

The following financial derivative contracts have been put in place as noted below:

FUTURE COMMODITY CONTRACTS

Daily Quantity	Contract Price	Term
Natural Gas – Collars (AECO)
5,000 Gj/d	Cdn $7.35 - $11.00	July 1, 2007 - October 31, 2007
5,000 Gj/d	Cdn $7.50 - $11.00	July 1, 2007 - October 31, 2007
5,000 Gj/d	Cdn $7.50 - $11.40	July 1, 2007 - October 31, 2007
5,000 Gj/d	Cdn $7.50 - $11.45	July 1, 2007 - October 31, 2007
10,000 Gj/d	Cdn $7.00 - $9.04	July 1, 2007 - October 31, 2007
10,000 Gj/d	Cdn $7.00 - $9.00	July 1, 2007 - October 31, 2007
10,000 Gj/d	Cdn $7.00 - $9.50	July 1, 2007 - October 31, 2007
20,000 Gj/d	Cdn $6.00 - $9.00	July 1, 2007 - October 31, 2007
10,000 Gj/d	Cdn $6.50 - $9.25	July 1, 2007 - October 31, 2007
20,000 Gj/d	Cdn $7.00 - $11.00	November 1, 2007 - March 31, 2008
10,000 Gj/d	Cdn $7.00 - $10.65	November 1, 2007 - March 31, 2008
10,000 Gj/d	Cdn $7.00 - $10.70	November 1, 2007 - March 31, 2008
5,000 Gj/d	Cdn $7.00 - $11.10	November 1, 2007 - March 31, 2008
5,000 Gj/d	Cdn $7.00 - $11.15	November 1, 2007 - March 31, 2008
20,000 Gj/d	Cdn $7.00 - $11.30	November 1, 2007 - March 31, 2008
20,000 Gj/d	Cdn $7.00 - $12.00	November 1, 2007 - March 31, 2008

Natural Gas – Fixed Price Contracts (AECO)
5,000 Gj/d	Cdn $8.47	July 1, 2007 - December 31, 2007
20,000 Gj/d	Cdn $7.00	July 1, 2007 - October 31, 2007
10,000 Gj/d	Cdn $7.14	July 1, 2007 - October 31, 2007
10,000 Gj/d	Cdn $7.265	July 1, 2007 - October 31, 2007
5,000 Gj/d	Cdn $7.95	July 1, 2007 - October 31, 2007
Crude Oil – Collars (WTI)
1,000 bbl/d	US $50.00 - $77.00	July 1, 2007 - December 31, 2007
1,000 bbl/d	US $53.00 - $77.00	July 1, 2007 - December 31, 2007
2,000 bbl/d	US $60.00 - $77.00	July 1, 2007 - December 31, 2007
1,000 bbl/d	US $60.00 - $80.05	July 1, 2007 - December 31, 2007
1,000 bbl/d	US $65.00 - $96.50	July 1, 2007 - December 31, 2007
1,000 bbl/d	US $60.00 - $85.55	January 1, 2008 - December 31, 2008
2,000 bbl/d	US $65.00 - $79.25	January 1, 2008 - December 31, 2008
1,000 bbl/d	US $65.00 - $79.50	January 1, 2008 - December 31, 2008
1,000 bbl/d	US $65.00 - $79.70	January 1, 2008 - December 31, 2008
1,000 bbl/d	US $65.00 - $80.00	January 1, 2008 - December 31, 2008
1,000 bbl/d	US $65.00 - $80.30	January 1, 2008 - December 31, 2008
2,000 bbl/d	US $65.00 - $81.50	January 1, 2008 - December 31, 2008
1,000 bbl/d	US $60.00 - $90.15	January 1, 2008 - December 31, 2008
Crude Oil – Fixed Price Contracts (WTI)
3,500 bbl/d	Cdn $70.70	July 1, 2007 - December 31, 2007
4,500 bbl/d	Cdn $64.58	July 1, 2007 - December 31, 2007
500 bbl/d	Cdn $72.20	January 1, 2008 - June 30, 2008
1,000 bbl/d	US $48.12	July 1, 2007 - December 31, 2007
500 bbl/d	US $48.08	July 1, 2007 - December 31, 2007

The estimated fair value of financial derivative instruments is based on quoted market prices.

	Three Months Ended June 30		Six Months Ended June 30
($000s)	2007	2006	2007	2006
Realized (gain) loss on financial derivatives	(575)	5,646	(4,286)	13,675
Unrealized (gain) loss on financial derivatives	(46,898)	(2,372)	(1,482)	(7,306)
(Gain) loss on financial derivatives	(47,473)	3,274	(5,768)	6,389

12. NET (LOSS) EARNINGS PER UNIT

Net earnings per unit has been calculated based on the following:

	Three Months Ended June 30		Six Months Ended June 30
(000s)	2007	2006	2007	2006
Weighted average units outstanding	227,352	201,998	226,912	201,370
Dilutive impact of RTUs and PTUs	–	2,559	–	2,435
Dilutive impact of convertible debentures	–	2,585	–	3,089
Diluted weighted average units outstanding(1)	227,352	207,142	226,912	206,894

(1) All convertible debentures were anti-dilutive for all periods during 2007.

Basic net earnings per unit has been calculated based on net earnings (loss) divided by the weighted average trust units.  Diluted net earnings per unit has been calculated based on net earnings (loss) before interest on dilutive convertible debentures divided by dilutive trust units.

For the diluted weighted average units outstanding, the combined weighted average number of RTUs and PTUs that were anti-dilutive is 2,078,000 units and 2,066,000 units for the three and six months ended June 30, 2007, respectively.

The potential dilutive effect of the anti-dilutive convertible debentures was 10,599,000 units and 10,607,000 units for the three and six months ended June 30, 2007, respectively.

13. COMMITMENTS AND GUARANTEES

In addition to financial derivative commitments, the Trust has the following commitments:

(000s)	Total	2007	2008	2009	2010	2011	Thereafter
Bank debt	1,342,738	–	–	1,342,738	–	–	–
Convertible debentures(1)	260,251	1,309	5,622	8,029	17,821	227,470	–
Office lease	105,154	3,286	6,398	6,398	8,912	9,919	70,241
Pipeline contract	9,080	270	776	992	1,127	1,472	4,443
Total	1,717,223	4,865	12,796	1,358,157	27,860	238,861	74,684

 (1) Gross of deferred transaction costs.

14  INCOME TAXES

On June 12, 2007, Bill C-52 (Budget Implementation Act, 2007) was enacted for Canadian accounting purposes. This legislation contains provisions which provide for a new tax to be levied on distributions of income from publicly traded income trusts in Canada at a rate of 31.5 percent.  This tax is not expected to apply to the Trust until 2011 as transitional relief is provided to publicly traded trusts which existed at October 31, 2006 and who conform on an ongoing basis with certain safe-harbour limits with respect to normal growth and expansion throughout this period as outlined in guidelines issued by the Department of Finance.

As a result of enactment of this legislation, the Trust has recognized additional future tax expense of $330 million in the quarter with a corresponding increase to the future tax liability.  This adjustment represents the temporary differences on assets and liabilities held at the Trust level or in other flow-through entities tax-effected at the enacted rate expected to apply at the time when these differences reverse (zero percent to December 31, 2010 and 31.5 percent thereafter).

15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The following information should be read in conjunction with Canetic ("the Company") audited annual consolidated financial statements as at and for the years ended December 31, 2006 and 2005 and unaudited interim consolidated financial statements as at and for the three and six month periods ended June 30, 2007 and 2006. The Trust’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These principles, as they pertain to the Trust’s consolidated financial statements differ from generally accepted accounting principles in the United States of America (“U.S. GAAP”) as follows:

The application of U.S. GAAP would have the following effects on net earnings as reported:

	Six Months Ended June 30
	2007	2006

Net earnings as reported for Canadian GAAP	$(308,668)	$142,070
Adjustments:
Depletion, depreciation and amortization (Note a)	57,707	(706,000)
Unit-based compensation (Note e)	(1,432)	-
Non-cash interest on debentures (Note d)	983	1,035
Effect of applicable income taxes on the above adjustments	(16,285)	208,270
Net earnings (loss) and comprehensive income
- U.S. GAAP (Note c)	$(267,695)	$(354,625)

Net earnings (loss) per unit
Basic	$(1.18)	$(1.76)
Diluted	$(1.18)	$(1.71)

Weighted average number of trust units outstanding
Basic	226,912	201,370
Diluted	226,912	206,894
Trust units outstanding, end of period	227,750	202,535

The application of U.S. GAAP would have the following effects on the balance sheets as reported:

	Canadian	Increase	U.S.
	GAAP	(Decrease)	GAAP
June 30, 2007
Assets:
Property, plant and equipment (Note a)	$4,447,624	$(718,940)	$3,728,684

Liabilities:
Accounts payable and accrued liabilities (Note e)	245,226	4,730	249,956
Convertible debentures (Note d)	251,859	3,531	255,390
Future income taxes	577,894	(209,060)	368,834

Temporary equity (Note b)	-	3,547,618	3,547,618

Unitholders' equity:
Capital (Note b)	4,253,140	(4,253,140)	-
Convertible debentures (Note d)	6,584	(6,584)	-
Deficit (Note b)	(1,291,621)	193,965	(1,097,656)

December 31, 2006
Assets:
Property, plant and equipment (Note a)	$4,597,654	$(777,534)	$3,820,120

Liabilities:
Accounts payable and accrued liabilities (Note e)	260,206	2,768	262,974
Convertible debentures (Note d)	260,656	4,514	265,170
Future income taxes	250,339	(225,702)	24,637

Temporary equity (Note b)	-	3,103,011	3,103,011

Unitholders' equity:
Capital (Note b)	4,224,470	(4,224,470)	-
Convertible debentures (Note d)	6,584	(6,584)	-
Deficit (Note b)	$(724,139)	$568,929	$(155,210)

a)	Property, plant and equipment and depletion, depreciation and amortization:

Under U.S. GAAP, the book value of petroleum and natural gas properties, net of deferred income taxes, is limited to the present value of after tax future net cash flows from proven reserves, discounted at 10 percent (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproven properties.

Under Canadian GAAP, an impairment loss arises when the book value of the petroleum and natural gas properties exceeds the undiscounted future cash flow from proved reserves calculated using forecast prices and costs.  If an impairment loss is determined to exist, the impairment is measured as the amount by which the net book value of the petroleum and natural gas properties exceeds the future discounted cash flow from proved plus probable reserves at forecast prices and costs.

For the six months ended June 30, 2007, depletion, depreciation and amortization calculated under U.S. GAAP was $57.7 million lower than depletion, depreciation and amortization calculated under Canadian GAAP and there was no ceiling test impairment under U.S. GAAP.  For the six months ended June 30, 2006, depletion, depreciation and amortization calculated under U.S. GAAP was $706.0 million higher than depletion, depreciation and amortization calculated under Canadian GAAP.  This amount was comprised of a ceiling test impairment totaling $709.4 million reduced by depletion, depreciation and amortization totaling $3.4 million relating to the reduction of depletable costs.

b)	Temporary equity:

The Trust issues units that are redeemable at the option of the unitholder. Under Canadian GAAP, all Trust units are classified as unitholders’ equity. For U.S. GAAP, Trust units are redeemable at the option of the unitholder and are valued at their redemption value and presented as temporary equity. The redemption value of the trust units is based on the trading value of the units at the balance sheet date. Changes in redemption value are charged or credited to accumulated earnings.

c)	Comprehensive income:

Comprehensive income is recognized and measured under U.S. GAAP pursuant to Statement of Financial Accounting Standard (SFAS) 130, “Reporting Comprehensive Income”. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income is comprised of two components, net income and other comprehensive income (“OCI”). OCI refers to amounts that are recorded as an element of unitholders’ equity but are excluded from net income because these transactions or events were attributed to changes from non-owner sources. Comprehensive income is equivalent to net income as at June 30. 2007 and 2006.

d)	Convertible Debentures:

Under Canadian GAAP, certain of the Trust’s convertible debentures were classified as debt with a portion, representing the value associated with the conversion feature, being allocated to equity under Canadian GAAP.  In addition, under Canadian GAAP a non-cash interest expense representing the effective yield of the debt component is recorded in the consolidated statement of earnings with a corresponding credit to the convertible debenture liability balance to accrete that balance to the full principal due on maturity.

Under U.S. GAAP, the convertible debentures in their entirety are classified as debt.  The difference between the fair value and the face value of the debentures is amortized over the life of the debentures using the effective yield method.

e)	Unit-Based Compensation:

The Trust has a Unit Award Incentive Plan for directors, officers, employees and consultants of the Trust.  Under the terms of the plan, a holder may elect, subject to consent of the Trust, to receive cash upon vesting in lieu of the number of rights held.  Under Canadian GAAP, compensation expense associated with rights granted under the plan is measured at the date of exercise or at the date of the financial statement for unexercised rights.  Compensation expense on unexercised rights is determined on the rights as the excess of the market price over the exercise price of the rights at the end of each reporting period and is deferred and recognized in income over the vesting period of the rights.

Under U.S. GAAP, the Trust unit liability is calculated based on the RTUs’ and PTUs’ fair value at each reporting date until the date of settlement.  Compensation cost for each period is based on the change in the fair value of the RTUs and PTUs for each reporting period.  When the RTUs and PTUs vest, the amounts recorded as a trust unit rights liability, are recorded to temporary equity.  The trust recorded an additional unit-based compensation expense totalling $1.4 million, additional PP&E totalling $0.9 million, additional liability totalling $1.9 million, and an increase to future income taxes of $0.4 million under U.S. GAAP relating to the difference in methodology in determining the fair value of certain equity instruments.

f)	Additional disclosure

The Trust presents oil and natural gas sales and royalty amounts gross in the Consolidated Statement of Earnings.  These line items would be combined and presented net in a statement of earnings prepared in accordance with U.S. GAAP.  This difference does not result in an adjustment to the financial results as reported under Canadian GAAP.

CHANGES IN ACCOUNTING POLICIES - US GAAP

Income Taxes

Effective January 1, 2007, Canetic adopted the provisions of FASB Interpretation No. 48 (“FIN 48”) - Accounting for Uncertainty in Income Taxes.  FIN 48 provides specific guidance on measurement and disclosure of uncertain tax positions.  At January 1, 2007, Canetic did not have any unrecognized tax benefits.  Adoption of FIN 48 did not have a material impact on the financial statements of Canetic as at and for the three months ended March 31, 2007 and as at and for the three and six months ended June 30, 2007.  The Trust’s tax filings from 2002 to 2006 are subject to examination by the tax authorities.

RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of SFAS Nos. 87, 88, 106 and 132R. This statement requires the an entity to recognize in its consolidated balance sheet the overfunded or underfunded status of its defined benefit plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This statement also requires that the entity measure the funded status of a plan as of December 31 rather than September 30 as previously permitted. The adoption of this standard at December 31, 2006 had no impact on the Trust’s financial statements.

In September 2006, the U.S. Securities and Exchange Commission released Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108), which provides interpretive guidance on the SEC’s views regarding the process of quantifying materiality of financial statement misstatements. SAB 108 was effective for fiscal years ending after November 15, 2006, with early application for the first interim period ending after November 15, 2006. The adoption of this standard at December 31, 2006 had no impact on the Trust’s financial statements.

In June 2006, the EITF finalized Issue 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement. The Task Force reached a consensus that this EITF applied to any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to sales, use, value added, and some excise taxes. The EITF concluded that the presentation of taxes within the scope of this issue may be either gross (included in revenues and costs) or net (excluded from revenues and costs) and is an accounting policy decision that should be disclosed by the Trust.  The Trust is considering the effect of adoption of EITF 06-03.

SFAS No. 151, Inventory Costs, was issued by the FASB in November 2004. This statement amends Accounting Research Bulletin No. 43, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials should be recognized as current-period charges, and it also requires that allocation of fixed production overheads be based on the normal capacity of the related production facilities. This statement was adopted by the Trust on January 1, 2006 and it did not have a material impact on the Trust’s financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, and where applicable simplifies and codifies related guidance within GAAP and does not require any new fair value measurements. The Statement is effective for fiscal years beginning January 1, 2008. Provisions of the Statement are to be applied prospectively except in limited situations. The Trust does not expect the initial adoption of this Statement to have a material impact on its financial statements.

In June 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections, which replaces APB Opinion 20 and FASB Statement 3.  Statement 154 changes the requirements for the accounting and reporting of a change in accounting principle.  Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including the cumulative effect of the new accounting principle in net income of the period of the change.  Statement 154 now requires retrospective application of changes in accounting principle to prior period financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.  The adoption of this standard at January 1, 2006 had no impact on the Trust’s financial statements.

In February 2006, FASB issued SFAS 155, Accounting for Certain Hybrid Financial Instruments - an amendment of SFAS 133 and 140.  This statement amends SFAS 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.  This Statement resolves issues addressed in SFAS 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.  The Statement a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that hybrid financial instruments that contain an embedded derivative requiring bifurcation, d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and e) amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006 with early adoption permitted.  The Trust is considering the effect of adoption of SFAS 155.

In December 2004, the FASB issued Statement 153, Exchanges of Non-Monetary Assets, an amendment of APB Opinion 29, Accounting for Non-Monetary Transactions.  This amendment eliminates the exception for Non-Monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  Under Statement 153, if a non-monetary exchange of similar productive assets meets a commercial-substance test and fair value is determinable, the transaction must be accounted for at fair value resulting in the recognition of a gain or loss.  This statement is effective for non-monetary transactions in fiscal periods that begin after June 15, 2005 The adoption of this standard at January 1, 2006 had no impact on the Trust’s financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115.”  This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates.  After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred.  SFAS No. 159 becomes effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted.  However, entities may not retroactively apply the provisions of SFAS No. 159 to fiscal years preceding the date of adoption.  We are currently evaluating the impact of SFAS No. 159 may have on our financial position, results of operations and cash flows.

The Trust adopted Section 1506 “Accounting Changes”, the only impact of which is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective.  This is the case with Section 3862 “Financial Instruments Disclosures”, Section 3863 “Financial Instruments Presentations”, and section 1535 “Capital Disclosures” which are required to be adopted for fiscal years beginning on or after October 1, 2007.  The Trust will adopt these standards on January 1, 2008 and it is expected the only effect on the Trust for adopting Sections 3862 and 3863 will be incremental disclosures regarding the significance of financial instruments for the entity's financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.  The effect on the Trust for adopting Section 1535 will be increased disclosure surrounding our objectives, policies and processes for managing capital.

CORPORATE INFORMATION

OFFICERS AND SENIOR MANAGEMENT

J. Paul Charron, CA
President and Chief Executive Officer

David J. Broshko, B.Comm., CA
Vice President, Finance and
Chief Financial Officer

Richard J. Tiede, P.Eng
Chief Operating Officer

Mark P. Fitzgerald, MBA, P.Eng
Vice President, Operations

Brian K. Keller, B.Sc.
Vice President, Exploitation

Brian D. Evans, LLB
Vice President, General Counsel and Secretary

David M. Sterna, B.A. Economics
Vice President, Corporate Planning and Marketing

Donald W. Robson,
Vice President, Land

Keith S. Rockley, B.A.
Vice President, Human Resources
& Corporate Administration

DIRECTORS

Jack C. Lee, BA, B.Comm. ICD.D Calgary, Alberta
Chairman

Robert G. Brawn, P.Eng, Calgary, Alberta
Chairman, Emeritus and Director

J. Paul Charron, CA, Calgary, Alberta
President, Chief Executive Officer and Director

W. Peter Comber, MBA, CA, Toronto, Ontario

Murray M. Frame, Calgary, Alberta

Daryl Gilbert, P.Eng, Calgary, Alberta

Nancy M. Laird, MBA, Calgary, Alberta

R. Gregory Rich, MBA, B.SC. (Eng.), Houston, Texas

AUDITORS

Deloitte & Touche LLP
Calgary, Alberta

INVESTOR RELATIONS

Telephone: (403) 539-6300
Investor Toll Free: 1-877-539-6300
E-mail: info@canetictrust.com

BANKERS

Bank of Montreal
The Toronto Dominion Bank
Canadian Imperial Bank of Commerce
The Bank of Nova Scotia
Royal Bank of Canada
BNP Paribas (Canada)
Alberta Treasury Branches
National Bank of Canada
Union Bank of California, NA
Deutsche Bank AG
HSBC Bank Canada
Société Générale (Canada)
Canadian Western Bank
JP Morgan Chase Bank, NA
Fortis Capital (Canada) Ltd.

PETROLEUM CONSULTANTS

GLJ Petroleum Consultants Ltd., Calgary, Alberta

Sproule Associates Ltd., Calgary, Alberta

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP Calgary, Alberta

Dorsey & Whitney LLP, New York, NY;
Vancouver, BC

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
Calgary, Alberta

Computershare Trust Company, Inc.
Golden, Colorado

STOCK EXCHANGE LISTING

Toronto Stock Exchange: CNE.UN
New York Stock Exchange: CNE

Debentures: 9.4% CNE.DB.A; 6.5% CNE.DB.B;
8.0% CNE.DB.C; 11.0% CNE.DB.D; 6.5%
CNE.DB.E